Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for June 30, 20241

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Financial Position

	As at June 30		As at December 31
	2024	2023	2023
	Unaudited		Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	42	54	80
Trade, other receivables and related parties	474	290	1,160
	516	344	1,240
Non-current assets:
Investment in equity accounted investee	269,299	252,759	251,669
	269,815	253,103	252,909

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	1,898	205	1,380
Loans from shareholders	-	21,808	-
	1,898	22,013	1,380

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	46,933	46,933
Accumulated profit	115,868	79,041	99,480
	267,917	231,090	251,529
	269,815	253,103	252,909

*	Represents an amount less than NIS 1 thousand

[1]	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Comprehensive Income

	Six Months ended June 30		Three Months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023
	Unaudited		Unaudited		Audited
	NIS in thousands

General and administrative expenses	(967)	(126)	(412)	(24)	(983)
Operating loss	(967)	(126)	(412)	(24)	(983)
Financing expenses	(275)	(1,594)	(128)	(828)	(2,458)
Share of profits of equity accounted investee	17,630	13,612	5,535	3,702	38,772
Net profit for the period	16,388	11,892	4,995	2,850	35,331
Total comprehensive income for the period	16,388	11,892	4,995	2,850	35,331

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Changes in Equity

	Share Capital	Capital notes	Share Premium	Accumulated profit	Total Equity
	NIS in thousands

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the six-month period ended June 30, 2024 (unaudited) –
Total comprehensive profit for the period	-	-	-	16,388	16,388
Balance as at June 30, 2024 (unaudited)	*	46,933	105,116	115,868	267,917

Balance as at January 1, 2023 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the six-month period ended June 30, 2023 (unaudited) –
Total comprehensive profit for the period	-	-	-	11,892	11,892
Balance as at June 30, 2023 (unaudited)	*	46,933	105,116	79,041	231,090

Balance as at April 1, 2024 (unaudited)	*	46,933	105,116	110,873	262,922
Transaction during the three-month period ended June 30, 2024 (unaudited) –
Total comprehensive profit for the period	-	-	-	4,995	4,995
Balance as at June 30, 2024 (unaudited)	*	46,933	105,116	115,868	267,917

Balance as at April 1, 2023 (unaudited)	*	46,933	105,116	76,191	228,240
Transaction during the three-month period ended June 30, 2023 (unaudited) –
Total comprehensive profit for the period	-	-	-	2,850	2,850
Balance as at June 30, 2023 (unaudited)	*	46,933	105,116	79,041	231,090

Balance as at December 31, 2022 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the year ended December 31, 2023 (audited) –
Dividend	-	-	-	(3,000)	(3,000)
Total comprehensive profit for the year	-	-	-	35,331	35,331
Balance as at December 31, 2023 (audited)	*	46,933	105,116	99,480	251,529

*	Represents an amount less than NIS 1 thousand

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023
	Unaudited		Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit	16,388	11,892	4,995	2,850	35,331

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	275	1,594	128	828	2,458
Company’s share of profits of equity accounted investee	(17,630)	(13,612)	(5,535)	(3,702)	(38,772)
	(17,355)	(12,018)	(5,407)	(2,874)	(36,314)
Changes in the assets and liabilities of the Company:
Decrease (increase) in trade, related parties and other receivables	411	(433)	(48)	24	(1,542)
Increase (decrease) in trade, related parties and other payables	518	(14)	389	(1)	1,161
	929	(447)	341	23	(381)
Cash paid during the period for:
Interest paid	-	-	-	-	(12,664)
Net cash used for operating activities	(38)	(573)	(71)	(1)	(14,028)

Cash flows from investing activities -
Dividend from equity accounted investee	-	-	-	-	26,250
Net cash provided by investing activities	-	-	-	-	26,250

Cash flows from financing activities -
Repayment of loans to shareholders	-	-	-	-	(10,292)
Dividend paid	-	-	-	-	(3,000)
Receipt of loans from shareholders	-	473	-	33	996
Net cash provided by (used in) financing activities	-	473	-	33	(12,296)

Increase (decrease) in cash and cash equivalents	(38)	(100)	(71)	32	(74)
Cash and cash equivalents at the beginning of the period	80	154	113	22	154
Cash and cash equivalents at the end of the period	42	54	42	54	80

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